Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

SOUPMAN, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, the undersigned person, desiring to amend the Certificate of Incorporation of Soupman, Inc. under the laws of the State of Delaware, does hereby sign, verify, and deliver to the Office of the Secretary of State of Delaware, this amendment to the certificate of incorporation for the above-named company (hereinafter referred to as the "Corporation"):

1.

The amendment contained herein was approved by a majority vote of shareholders of the Corporation on February 23, 2016.

2.

The first paragraph of Article FOURTH is hereby amended by changing the amount of shares of common stock from 75,000,000 shares to 500,000,000 shares and the amount of preferred stock from 25,000,000 to 50,000,000 and shall be read as follows:

“FOURTH:  The total number of shares of stock that the Corporation is authorized to issue is five hundred million (500,000,000) shares of common stock, par value $.001 per share, and fifty million (50,000,000) shares of preferred stock, par value $.001 per share, of which two million five hundred thousand (2,500,000) shares have been designated Series A convertible preferred stock and forty seven million five hundred thousand (47,500,000) shares have been designated as Series B preferred stock, par value $.001 per shares.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by Robert N. Bertrand, its President, this 23rd day of February, 2016.

SOUPMAN, INC.

By:	/s/ Robert N. Bertrand
Robert N. Bertrand, President